RedHawk Acquisition I Corp.

14201 N. Hayden Road, Suite A-1

Scottsdale, AZ 85260

October 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RedHawk Acquisition I Corp. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-283645

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RedHawk Acquisition I Corp., a Nevada corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-283645), originally filed on December 6, 2024, as amended on January 31, 2025 (together with all exhibits thereto, the “Registration Statement”). The Company has determined not to proceed with the offering contemplated by the Registration Statement and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 4. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at RedHawk Acquisition I Corp., 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260, email: nreithinger@eventusag.com, with a copy to the Company’s counsel, Brian Higley, Esq., c/o Business Legal Advisors, LLC, email: brian@businesslegaladvisor.com. If you have any questions regarding the foregoing application for withdrawal, please call Brian Higley, Esq., at (801) 634-1984.

Very truly yours,

REDHAWK ACQUISITION I CORP.

By:	/s/ Neil Reithinger
Neil Reithinger
President